UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                               (Amendment No. 16)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
                 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                A. Schulman, Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    808194104
                                    ---------
                                 (CUSIP Number)

                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 March 30, 2007
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                         (Continued on following pages)

                              (Page 1 of 42 Pages)

                                  SCHEDULE 13D
CUSIP No. 808194104                                           Page 2 of 42 Pages
-------------------                                           ------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Barington Companies Equity Partners, L.P.     13-4088890

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
                             578,918
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       578,918
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             578,918
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             2.15%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                             PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104                                           Page 3 of 42 Pages
-------------------                                           ------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Barington Companies Investors, LLC            13-4126527

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    578,918
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       578,918
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             578,918

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             2.15%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104                                           Page 4 of 42 Pages
-------------------                                           ------------------

1) NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Barington Investments, L.P.                   20-2871525

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
                             WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                    7) SOLE VOTING POWER
NUMBER OF                    397,916
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       397,916
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                  397,916

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             1.48%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104                                           Page 5 of 42 Pages
-------------------                                           ------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Barington Companies Advisors, LLC             20-0327470

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
                             OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    397,916
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       397,916
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             397,916

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             1.48%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                             IA, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104                                           Page 6 of 42 Pages
-------------------                                           ------------------

1)   NAME OF REPORTING PERSON
     I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Barington Companies Offshore Fund, Ltd.

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              British Virgin Islands

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    961,950
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       961,950
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             961,950

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             3.57%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                             CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104                                           Page 7 of 42 Pages
-------------------                                           ------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Barington Offshore Advisors, LLC              20-4797640

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |_|

                                                      (b)   |X|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    none
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       none
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             none

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             none

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             IA, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104                                           Page 8 of 42 Pages
-------------------                                           ------------------

1) NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Barington Offshore Advisors II, LLC              20-8325785

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    961,950
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       961,950
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             961,950

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             3.57%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             IA, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104                                           Page 9 of 42 Pages
-------------------                                           ------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Barington Capital Group, L.P.                 13-3635132

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              New York

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    1,938,784
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       1,938,784
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             1,938,784

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             7.19%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104                                          Page 10 of 42 Pages
-------------------                                          -------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        LNA Capital Corp.                             13-3635168

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    1,938,784
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       1,938,784
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             1,938,784

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             7.19%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104                                          Page 11 of 42 Pages
-------------------                                          -------------------

1)   NAME OF REPORTING PERSON
     I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        James A. Mitarotonda

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    1,940,784
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       1,940,784
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             1,940,784

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             7.20%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104                                          Page 12 of 42 Pages
-------------------                                          -------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        RJG Capital Partners, L.P.                    20-0133443

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    12,500
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       12,500
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             12,500

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.05%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104                                          Page 13 of 42 Pages
-------------------                                          -------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        RJG Capital Management, LLC                   20-0027325

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    12,500
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       12,500
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             12,500

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.05%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                             OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104                                          Page 14 of 42 Pages
-------------------                                          -------------------

1)   NAME OF REPORTING PERSON
     I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Ronald J. Gross

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    12,500
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       12,500
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             12,500

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.05%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104                                          Page 15 of 42 Pages
-------------------                                          -------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        D.B. Zwirn Special Opportunities Fund, L.P.   73-1637217

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    14,507
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       14,507
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                  14,507

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.05%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104                                          Page 16 of 42 Pages
-------------------                                          -------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        D.B. Zwirn Special Opportunities Fund, Ltd.

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Cayman Islands

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    70,409
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       70,409
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             70,409

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.26%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104                                          Page 17 of 42 Pages
-------------------                                          -------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        HCM/Z Special Opportunities LLC               98-0436333

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Cayman Islands

--------------------------------------------------------------------------------
                    7) SOLE VOTING POWER
NUMBER OF                    29,412
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       29,412
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             29,412

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.11%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                             CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104                                          Page 18 of 42 Pages
-------------------                                          -------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        D.B. Zwirn & Co., L.P.                        02-0597442

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    114,328
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       114,328
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             114,328

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.42%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104                                          Page 19 of 42 Pages
-------------------                                          -------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        DBZ GP, LLC                                   42-1657316

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    114,328
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       114,328
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             114,328

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.42%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104                                          Page 20 of 42 Pages
-------------------                                          -------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Zwirn Holdings, LLC                           30-0080444

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    114,328
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       114,328
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                             114,328

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.42%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104                                          Page 21 of 42 Pages
-------------------                                          -------------------

1)   NAME OF REPORTING PERSON
     I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Daniel B. Zwirn

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   |X|

                                                      (b)   |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS         OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

--------------------------------------------------------------------------------
                    7)  SOLE VOTING POWER
NUMBER OF                    114,328
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                     none
EACH          ------------------------------------------------------------------
REPORTING           9)  SOLE DISPOSITIVE POWER
PERSON                       114,328
WITH          ------------------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                             none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                  114,328

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.42%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                             IN
--------------------------------------------------------------------------------

                                                             Page 22 of 42 Pages

      This Amendment No. 16 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 6, 2005, as amended by that certain Amendment No. 1 filed on July 1, 2005, that certain Amendment No. 2 filed on August 3, 2005, that certain Amendment No. 3 filed on August 25, 2005, that certain Amendment No. 4 filed on September 8, 2005, that certain Amendment No. 5 filed on September 13, 2005, that certain Amendment No. 6 filed on September 28, 2005, that certain Amendment No. 7 filed on October 11, 2005, that certain Amendment No. 8 filed on October 25, 2006, that certain Amendment No. 9 filed on May 30, 2006, that certain Amendment No. 10 filed on June 1, 2006, that certain Amendment No. 11 filed on September 28, 2006, that certain Amendment No. 12 filed on October 10, 2006, that certain Amendment No. 13 filed on October 12, 2006, that certain Amendment No. 14 filed on October 26, 2006 and that certain Amendment No. 15 filed on November 7, 2006 (together, the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. ("Barington") and others with respect to the common stock, par value $1.00 per share (the "Common Stock"), of A. Schulman, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3550 West Market Street, Akron, Ohio 44333.

Item 2.  Identity and Background.

      Item 2(a) - (c) of the Statement is hereby amended and restated as follows:

      (a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC, Ronald J. Gross, D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd., HCM/Z Special Opportunities LLC, D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn (each, a "Reporting Entity" and, collectively, the "Reporting Entities"). As a result of a structural reorganization at Barington Capital Group, L.P., Barington Offshore Advisors, LLC is no longer a beneficial owner of Common Stock of the Company.

      The Reporting Entities have previously reported together with Starboard Value & Opportunity Fund, LLC, Parche, LLC, Admiral Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, Thomas W. Strauss (collectively, the "Ramius Entities") regarding their respective interests in the Common Stock because they might have been deemed to constitute a "group" with respect to such Common Stock for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On March 30, 2007, the Reporting Entities and the Ramius Entities decided to make decisions regarding their respective investments in shares of Common Stock independently of each other, and in particular will no longer act together for the purpose of acquiring, holding or disposing of securities of the Company. As a result, the Reporting Entities disclaim membership in any "group" with the Ramius Entities, for purposes of Section 13(d)(3) of the Exchange Act or otherwise, and will no longer be filing a joint Statement on Schedule 13D with the Ramius Entities.

                                                             Page 23 of 42 Pages

      As of April 3, 2007, the Reporting Entities are the beneficial owners of, in the aggregate, 2,067,612 shares of Common Stock, representing approximately 7.67% of the shares of Common Stock presently outstanding.

      Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Investments, L.P. is a Delaware limited partnership. The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands. The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

      The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company. The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

      The general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC. Barington Companies Advisors, LLC is a Delaware limited liability company. The principal business of Barington Companies Advisors, LLC is serving as the general partner of Barington Investments, L.P. The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

      The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors II, LLC. Barington Offshore Advisors II, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors II, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd. The address of the principal business and principal office of Barington Offshore Advisors II, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Offshore Advisors II, LLC.

                                                             Page 24 of 42 Pages

      Barington Companies Investors, LLC, Barington Companies Advisors, LLC and Barington Offshore Advisors II, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      RJG Capital Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of RJG Capital Partners, L.P. is 11517 West Hill Drive, North Bethesda, Maryland 20852.

      The general partner of RJG Capital Partners, L.P. is RJG Capital Management, LLC. RJG Capital Management, LLC is a Delaware limited liability company formed to be the general partner of RJG Capital Partners, L.P. The address of the principal offices of RJG Capital Management, LLC is 11517 West Hill Drive, North Bethesda, Maryland 20852. Ronald J. Gross is the Managing Member of RJG Capital Management, LLC. The business address of Mr. Gross is c/o RJG Capital Management, LLC, 11517 West Hill Drive, North Bethesda, Maryland 20852.

      D.B. Zwirn Special Opportunities Fund, L.P. is a Delaware limited partnership formed to be a private investment fund. The address of the principal business and principal office of D.B. Zwirn Special Opportunities Fund, L.P. is 745 Fifth Avenue, 18th Floor, New York, New York 10151.

      D.B. Zwirn Special Opportunities Fund, Ltd. is an exempted company organized under the laws of the Cayman Islands formed to be a private investment fund. The address of the principal business and principal office of D.B. Zwirn Special Opportunities Fund, Ltd. is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 GT, George Town, Harbour Centre, 2nd Floor, Grand Cayman, Cayman Island, British West Indies. HCM/Z Special Opportunities LLC is an exempted company organized under the laws of the Cayman Islands formed to be used as an investment vehicle. The address of the principal business and principal office of HCM/Z Special Opportunities LLC is c/o Highbridge Capital Corporation, Corporate Centre, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies. There are no officers of D.B. Zwirn Special Opportunities Fund, Ltd. or HCM/Z Special Opportunities LLC. The directors of D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC

                                                             Page 25 of 42 Pages

and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference in this Item 2.

      The manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC is D.B. Zwirn & Co., L.P. D.B. Zwirn & Co., L.P. is a Delaware limited partnership. The principal business of D.B. Zwirn & Co., L.P. is acting as the manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC. The address of the principal business and principal office of D.B. Zwirn & Co., L.P. is 745 Fifth Avenue, 18th Floor, New York, New York 10151. The general partner of D.B. Zwirn & Co., L.P. is DBZ GP, LLC. DBZ GP, LLC is a Delaware limited liability company that acts as the general partner of D.B. Zwirn & Co., L.P. The address of the principal business and principal office of DBZ GP, LLC is 745 Fifth Avenue, 18th Floor, New York, New York 10151.

      The managing member of DBZ GP, LLC is Zwirn Holdings, LLC. Zwirn Holdings, LLC is a Delaware limited liability company that acts as the managing member of DBZ GP, LLC. The address of the principal business and principal office of Zwirn Holdings, LLC is 745 Fifth Avenue, 18th Floor, New York, New York 10151. Daniel
B. Zwirn is the managing member of Zwirn Holdings, LLC. The business address of Mr. Zwirn is c/o D.B. Zwirn & Co., L.P., 745 Fifth Avenue, 18th Floor, New York, New York 10151.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.


      Item 2(d) - (f) of the Statement is hereby amended and restated as follows:

      (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., Alison Nolan, a director of D.B. Zwirn Special Opportunities Fund, Ltd. and Hugh Thompson, a director of HCM/Z Special Opportunities LLC, each of whom is a citizen of the United Kingdom, and Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom.

Item 3.  Source and Amount of Funds or Other Consideration.

      The information contained in Item 3 of the Statement is hereby amended and supplemented as follows:

                                                             Page 26 of 42 Pages

Since the filing of the Statement, Barington Companies Equity Partners, L.P., Barington Investments, L.P., Barington Companies Offshore Fund, Ltd., D.B. Zwirn Special Opportunities Fund, L.P. and D.B. Zwirn Special Opportunities Fund, Ltd. purchased an aggregate of 340,765 shares of Common Stock. The amount of funds expended for such purchase was approximately $1,652,864.19 by Barington Companies Equity Partners, L.P., $714,287.16 by Barington Investments, L.P., $4,538,885.02 by Barington Companies Offshore Fund, Ltd., $121,785.66 by D.B. Zwirn Special Opportunities Fund, L.P. and $175,123.58 by D.B. Zwirn Special Opportunities Fund, Ltd.

Item 5.  Interest in Securities of the Issuer.

      Items 5(a) - (c) of the Statement are hereby amended and restated as follows:

      (a) As of April 3, 2007, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 578,918 shares of Common Stock, representing approximately 2.15% of the shares of Common Stock presently outstanding based upon the 26,946,582 shares of Common Stock reported by the Company to be issued and outstanding as of December 31, 2006 in its Form 10-Q filed with the Securities and Exchange Commission on January 5, 2007 (the "Issued and Outstanding Shares").

      As of April 3, 2007, Barington Investments, L.P. beneficially owns 397,916 shares of Common Stock, representing approximately 1.48% of the Issued and Outstanding Shares. As of April 3, 2007, Barington Companies Offshore Fund, Ltd. beneficially owns 961,950 shares of Common Stock, representing approximately 3.57% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 578,918 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 2.15% of the Issued and Outstanding Shares. As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 397,916 shares of Common Stock beneficially owned by Barington Investments, L.P., representing approximately 1.48% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 961,950 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing approximately 3.57% of the Issued and Outstanding Shares. As the majority member of Barington Companies Advisors, LLC, Barington Companies Investors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 578,918 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 397,916 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 961,950 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,938,784 shares, representing approximately 7.19% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 578,918

                                                             Page 27 of 42 Pages

shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 397,916 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 961,950 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,938,784 shares of Common Stock, representing approximately 7.19% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 578,918 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 397,916 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 961,950 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,938,784 shares of Common Stock. Mr. Mitarotonda, who is a director of the Company, also beneficially owns 2,000 shares of restricted Common Stock granted to him under the Company's 2002 Equity Incentive Plan. As a result, Mr. Mitarotonda may be deemed to beneficially own an aggregate of 1,940,784 shares of Common Stock, representing approximately 7.20% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 578,918 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 397,916 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 961,950 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein. Mr. Mitarotonda has sole voting and dispositive power with respect to the 2,000 shares of restricted Common Stock beneficially owned by him.

      As of April 3, 2007, RJG Capital Partners, L.P. beneficially owns 12,500 shares of Common Stock, representing approximately 0.05% of the Issued and Outstanding Shares. As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 12,500 shares owned by RJG Capital Partners, L.P., representing approximately 0.05% of the Issued and Outstanding Shares. As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Ronald
J. Gross may be deemed to beneficially own the 12,500 shares owned by RJG Capital Partners, L.P., representing approximately 0.05% of the Issued and Outstanding Shares. Mr. Gross has sole voting and dispositive power with respect to the 12,500 shares owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares. Mr. Gross disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

      As of April 3, 2007, D.B. Zwirn Special Opportunities Fund, L.P. beneficially own 14,507 shares of Common Stock, representing approximately 0.05% of the Issued and Outstanding Shares. As of April 3, 2007, each of D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC beneficially own 70,409 shares and 29,412 shares of Common Stock, respectively, representing approximately 0.26% and 0.11%, respectively, of the Issued and Outstanding Shares.

As the manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC, D.B. Zwirn & Co., L.P. may be deemed to beneficially own the 14,507 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 70,409 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 29,412 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 114,328 shares, representing approximately 0.42% of the Issued and Outstanding Shares. As general partner of D.B. Zwirn & Co., L.P., DBZ GP, LLC may be deemed to beneficially own the 14,507 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 70,409 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 29,412 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 114,328 shares, representing approximately 0.42% of the Issued and Outstanding Shares. As the managing member of DBZ GP, LLC, Zwirn Holdings, LLC may be deemed to beneficially own the 14,507 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 70,409 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 29,412 shares of Common Stock beneficially owned by HCM/Z Special

                                                             Page 28 of 42 Pages

Opportunities LLC, constituting an aggregate of 114,328 shares, representing approximately 0.42% of the Issued and Outstanding Shares. As the managing member of Zwirn Holdings, LLC, Daniel B. Zwirn may be deemed to beneficially own the 14,507 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 70,409 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 29,412 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 114,328 shares, representing approximately 0.42% of the Issued and Outstanding Shares. Mr. Zwirn disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

      (b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph
(a).

      Each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person's relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

      (c) Information concerning all transactions in shares of Common Stock effected by the Reporting Persons since the filing of the Statement are described in Schedule IV attached hereto and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

      Item 6 of the Statement is hereby amended and restated as follows:

      The Reporting Entities are parties to an agreement with respect to the joint filing of this Statement and any amendments thereto, a copy of which is attached hereto as Exhibit 99.22 and incorporated by reference herein.

                                                             Page 29 of 42 Pages

      Barington Companies Advisors, LLC is compensated for its services as the general partner of Barington Investments, L.P. by an affiliate of Millennium Partners, L.P., the limited partner of Barington Investments, L.P.

      Affiliates of Barington Capital Group, L.P. pay a monthly consulting fee to RJG Capital Management, LLC for certain consulting services RJG Capital Management, LLC provides to Barington Companies Equity Partners, L.P. The arrangement with respect to the foregoing is pursuant to a verbal agreement between the parties.

      Barington Companies Advisors, LLC or one or more of its affiliates expect to receive from D.B. Zwirn Special Opportunities Fund, L.P. and/or its affiliates a fee with respect to certain profits D.B. Zwirn Special Opportunities Fund, L.P. and/or its affiliates may derive from their investment in the Common Stock of the Company.

      Barington Capital Group, L.P. or one or more of its affiliates expect to receive from Starboard Value & Opportunity Fund, LLC and Parche, LLC a fee with respect to certain profits those entities may derive from their investment in the Common Stock of the Company. A written agreement between the parties with respect to the foregoing has not been formalized.

Item 7.  Material to be Filed as Exhibits.

      The information contained in Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.                    Exhibit Description                       Page
--------------------------------------------------------------------------------
   99.22       Agreement of Joint Filing among Barington Companies     39 to 42
               Equity Partners, L.P., Barington Companies Investors,
               LLC, Barington Investments, L.P., Barington Companies
               Advisors, LLC, Barington Companies Offshore Fund, Ltd.,
               Barington Offshore Advisors II, LLC, Barington Capital
               Group, L.P., LNA Capital Corp., James A. Mitarotonda,
               RJG Capital Partners, L.P., RJG Capital Management,
               LLC, Ronald J. Gross, D.B. Zwirn Special Opportunities
               Fund, L.P., D.B. Zwirn Special Opportunities Fund,
               Ltd., HCM/Z Special Opportunities LLC, D.B. Zwirn &
               Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel
               B. Zwirn dated April 4, 2007 which supersedes and
               replaces the Agreement of Joint Filing dated November
               6, 2006, as previously filed as Exhibit 99.21 to the
               Schedule 13D Amendment No. 15 filed with the SEC on
               November 7, 2006).
--------------------------------------------------------------------------------

                                                             Page 30 of 42 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 4, 2006

                                      BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                      By: Barington Companies Investors,
                                          LLC, its general partner

                                      By: /s/ James A. Mitarotonda
                                          ---------------------------------
                                      Name:  James A. Mitarotonda
                                      Title: Managing Member

                                      BARINGTON COMPANIES INVESTORS, LLC

                                      By: /s/ James A. Mitarotonda
                                          ---------------------------------
                                      Name:  James A. Mitarotonda
                                      Title: Managing Member

                                      BARINGTON INVESTMENTS, L.P.
                                      By: Barington Companies Advisors, LLC,
                                      its general partner

                                      By: /s/ James A. Mitarotonda
                                          ---------------------------------
                                      Name:   James A. Mitarotonda
                                       Title: Managing Member

                                      BARINGTON COMPANIES ADVISORS, LLC

                                      By: /s/ James A. Mitarotonda
                                          ---------------------------------
                                      Name:  James A. Mitarotonda
                                      Title: Managing Member

                                      BARINGTON COMPANIES OFFSHORE FUND, LTD.

                                      By: /s/ James A. Mitarotonda
                                          ---------------------------------
                                      Name:  James A. Mitarotonda
                                      Title: President

                                                             Page 31 of 42 Pages

                                      BARINGTON OFFSHORE ADVISORS II, LLC

                                      By: /s/ James A. Mitarotonda
                                          ---------------------------------
                                      Name:  James A. Mitarotonda
                                      Title: Managing Member

                                      BARINGTON CAPITAL GROUP, L.P.
                                      By:  LNA Capital Corp., its general
                                            partner

                                      By: /s/ James A. Mitarotonda
                                          ---------------------------------
                                      Name:  James A. Mitarotonda
                                      Title: President and CEO

                                      LNA CAPITAL CORP.

                                      By: /s/ James A. Mitarotonda
                                          ---------------------------------
                                      Name:  James A. Mitarotonda
                                      Title: President and CEO

                                      /s/ James A. Mitarotonda
                                      -------------------------------------
                                      James A. Mitarotonda

                                      RJG CAPITAL PARTNERS, L.P.

                                      By: RJG Capital Management, LLC,
                                          its general partner

                                      By: /s/ Ronald J. Gross
                                          ---------------------------------
                                      Name:  Ronald J. Gross
                                      Title: Managing Member

                                       RJG CAPITAL MANAGEMENT, LLC

                                      By: /s/ Ronald J. Gross
                                          ---------------------------------
                                      Name:  Ronald J. Gross
                                      Title: Managing Member

                                                             Page 32 of 42 Pages

                                      /s/ Ronald J. Gross
                                      -------------------------------------
                                      Ronald J. Gross

                                      D.B. ZWIRN SPECIAL OPPORTUNITIES FUND,
                                      L.P. By: D.B. Zwirn Partners, LLC, its
                                      general partner
                                      By: Zwirn Holdings, LLC, its managing
                                          member

                                      By: /s/ Daniel B. Zwirn
                                          ---------------------------------
                                      Name:   Daniel B. Zwirn
                                       Title: Managing Member

                                      D.B. ZWIRN SPECIAL OPPORTUNITIES FUND,
                                      LTD. By: D.B. Zwirn & Co., L.P.,
                                      its manager
                                      By: DBZ GP, LLC, its general partner
                                      By: Zwirn Holdings, LLC, its managing
                                          member

                                      By: /s/ Daniel B. Zwirn
                                          ---------------------------------
                                      Name:  Daniel B. Zwirn
                                      Title: Managing Member

                                      HCM/Z SPECIAL OPPORTUNITIES LLC
                                      By: D.B. Zwirn & Co., L.P., its manager
                                      By: DBZ GP, LLC, its general partner
                                      By: Zwirn Holdings, LLC, its managing
                                          member

                                      By: /s/ Daniel B. Zwirn
                                          ---------------------------------
                                      Name:  Daniel B. Zwirn
                                      Title: Managing Member

                                      D.B. ZWIRN & CO., L.P.
                                      By: DBZ GP, LLC, its general partner
                                      By: Zwirn Holdings, LLC, its managing
                                          member

                                                             Page 33 of 42 Pages

                                      By: /s/ Daniel B. Zwirn
                                          ---------------------------------
                                      Name:  Daniel B. Zwirn
                                      Title: Managing Member

                                      DBZ GP, LLC
                                      By: Zwirn Holdings, LLC, its managing
                                          member

                                      By: /s/ Daniel B. Zwirn
                                          ---------------------------------
                                      Name:  Daniel B. Zwirn
                                      Title: Managing Member

                                      ZWIRN HOLDINGS, LLC

                                      By: /s/ Daniel B. Zwirn
                                          ---------------------------------
                                      Name:  Daniel B. Zwirn
                                      Title: Managing Member


                                      /s/ Daniel B. Zwirn
                                      -------------------------------------
                                      Daniel B. Zwirn

                                                             Page 34 of 42 Pages

                                   SCHEDULE I

        Directors and Officers of Barington Companies Offshore Fund, Ltd.

                                                        Principal
Name and Position       Principal Occupation            Business Address
-----------------       --------------------            ------------------------
James A. Mitarotonda    Chairman and Chief Executive    888 Seventh Avenue
Director and President  Officer of Barington Capital    17th Floor
                        Group, L.P.                     New York, NY 10019

Sebastian E. Cassetta   Senior Managing Director and    888 Seventh Avenue
Director                Chief Operating Officer of      17th Floor
                        Barington Capital Group, L.P.   New York, NY 10019

Jonathan Clipper        Managing Director of            7 Reid Street, Suite 108
Director                Bedford Management Ltd.         Hamilton HM11, Bermuda

Graham Cook             Director/Manager, Corporate     Bison Court
Director                Services of Byson Financial     P.O. Box 3460
                        Services, Ltd.                  Road Town, Tortola
                                                        British Virgin Islands

Citigroup Fund          Fund Administration             Washington Mall 1,
Services, Ltd.                                          3rd Flr.
Secretary                                               22 Church Street
                                                        Hamilton HM11, Bermuda

Melvyn Brunt            Chief Financial Officer of      888 Seventh Avenue
Treasurer               Barington Capital Group, L.P.   17th Floor
                                                        New York, NY 10019

                                                             Page 35 of 42 Pages

                                   SCHEDULE II

                          Officers of LNA Capital Corp.

                                                        Principal
Name and Position       Principal Occupation            Business Address
-----------------       --------------------            ------------------------
James A. Mitarotonda    Chairman and Chief Executive    888 Seventh Avenue
President and CEO       Officer of Barington Capital    17th Floor
                        Group, L.P.                     New York, NY 10019

Sebastian E. Cassetta   Senior Managing Director and    888 Seventh Avenue
Secretary               Chief Operating Officer of      17th Floor
                        Barington Capital Group, L.P.   New York, NY 10019

Melvyn Brunt            Chief Financial Officer of      888 Seventh Avenue
Treasurer               Barington Capital Group, L.P.   17th Floor
                                                        New York, NY 10019

                                                             Page 36 of 42 Pages

                                  SCHEDULE III

            Directors of D.B. Zwirn Special Opportunities Fund, Ltd.

                                                        Principal
Name and Position       Principal Occupation            Business Address
-----------------       --------------------            ------------------------
Daniel B. Zwirn         Managing Partner of D.B.        745 Fifth Avenue
Director                Zwirn & Co., L.P.               18th Floor
                                                        New York, NY 10151

Alison Nolan            Managing Director of Athena     Ugland House,
Director                International Management        113 South Church
                        Limited                         Street, George Town,
                                                        Grand Cayman

                  Directors of HCM/Z Special Opportunities LLC

                                                        Principal
Name and Position       Principal Occupation            Business Address
-----------------       --------------------            ------------------------
Glenn R. Dubin          Managing Member/Co-Founder of   9 West 57th Street
Director                Highbridge Capital Management   27th Floor
                        and Co-Chairman of Dubin &      New York, NY 10019
                        Swieca Capital Management

Hugh G. Thompson        Senior Vice President of        PO Box 1093GT
Director                Maples Finance Limited          Queensgate House
                                                        South Church Street,
                                                        George Town
                                                        Grand Cayman,
                                                        Cayman Islands

                                                             Page 37 of 42 Pages

                                   SCHEDULE IV

            This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Entity since the filing of the Statement. All transactions were effectuated in open market transactions through a broker.

Shares purchased by Barington Companies Equity Partners, L.P.

              Number of
Date            Shares       Price Per Share             Cost(*)
----          ----------     ---------------         ---------------
11/27/2006       12,289          $22.730               $279,328.97
11/28/2006       6,655           $22.564               $150,163.42
11/29/2006       306             $22.461               $6,873.07
1/9/2007         10,508          $19.860               $208,688.88
1/10/2007        4,095           $19.759               $80,913.11
1/16/2007        16,595          $20.753               $344,396.04
1/17/2007        11,616          $20.718               $240,660.29
1/18/2007        16,595          $20.599               $341,840.41

Shares purchased by Barington Investments, L.P.

              Number of
Date            Shares       Price Per Share             Cost(*)
----          ----------     ---------------         ---------------
11/27/2006       5,012           $22.730               $113,922.76
11/28/2006       2,705           $22.564               $61,035.62
11/29/2006       124             $22.461               $2,785.16
1/9/2007         3,766           $19.860               $74,792.76
1/10/2007        1,468           $19.759               $29,006.21
1/16/2007        6,020           $20.753               $124,933.06
1/17/2007        4,214           $20.718               $87,305.65
2/23/2007        2,620           $21.215               $55,583.30
2/26/2007        2,657           $21.205               $56,341.69
2/27/2007        5,223           $20.789               $108,580.95

Shares purchased by Barington Companies Offshore Fund, Ltd.

              Number of
Date            Shares       Price Per Share             Cost(*)
----          ----------     ---------------         ---------------
11/17/2006       8,000           $23.508               $188,064.00
11/27/2006       32,699          $22.730               $743,248.27
11/28/2006       10,240          $22.564               $231,055.36
11/29/2006       470             $22.461               $10,556.67
1/9/2007         16,170          $19.860               $321,136.20
1/10/2007        6,301           $19.759               $124,501.46
1/16/2007        25,535          $20.753               $529,927.86
1/17/2007        17,875          $20.718               $370,334.25
1/18/2007        25,535          $20.599               $525,995.47
2/23/2007        17,753          $21.215               $376,629.90
2/26/2007        18,005          $21.205               $381,796.03
2/27/2007        35,386          $20.789               $735,639.55

                                                             Page 38 of 42 Pages

Shares purchased by D.B. Zwirn Special Opportunities Fund, L.P.

              Number of
Date            Shares       Price Per Share             Cost(*)
----          ----------     ---------------         ---------------
01/16/07         759             $20.7533              $15,751.75
01/17/07         531             $20.7184              $11,001.47
01/18/07         3,227           $20.5985              $66,471.36
02/23/07         340             $21.2153              $7,213.20
02/26/07         344             $21.2050              $7,294.52
02/27/07         676             $20.7890              $14,053.36

Shares purchased by D.B. Zwirn Special Opportunities Fund, Ltd.

               Number of
Date            Shares       Price Per Share             Cost(*)
----          ----------     ---------------         ---------------
01/16/07         1,091           $20.7533              $22,641.85
01/17/07         764             $20.7184              $15,828.86
01/18/07         4,643           $20.5985              $95,638.84
02/23/07         487             $21.2153              $10,331.85
02/26/07         494             $21.2050              $10,475.27
02/27/07         972             $20.7890              $20,206.91

----------
(*) Excludes commissions and other execution-related costs.